Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd Announces Pricing of Initial Public Offering

JIAXING, CHINA, Feb. 04, 2025 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) (Nasdaq: HCAI), a comprehensive smart parking solutions and equipment structural parts provider with all operations through the operating subsidiaries in China, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares, par value $0.00000125 (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6 million before deducting underwriting discounts and offering expenses. The Ordinary Shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on February 5, 2025, under the ticker symbol “HCAI.” The Offering is expected to close on or about February 6, 2025, subject to the satisfaction of customary closing conditions.

The Company has granted the underwriters an option, exercisable within 45 days from the closing of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotment, if any, representing 15% of the Ordinary Shares sold in the Offering.

The Company intends to use the proceeds from this Offering primarily for (i) contracting the managerial and operational rights of a new parking lot, (ii) product research and development, (iii) recruitment of specialized technical and operational personnel, and (iv) Working capital and general corporate matters.

The Offering is being conducted on a firm commitment basis. Benjamin Securities, Inc. and D. Boral Capital LLC are acting as underwriters for the Offering (the “Underwriters”). Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Company. Sichenzia Ross Ference Carmel LLP is acting as legal counsel to the Underwriters in connection with the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-281543), as amended, in connection with the Offering (the “Registration Statement”) previously filed with the Securities and Exchange Commission (“SEC”) and subsequently declared effective by the SEC on February 4, 2025. The Offering is being made only by means of a prospectus. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained, when available, from Benjamin Securities, Inc. by email at info@benjaminsecurities.com, by standard mail to 3 West Garden Street, Suite 407, Pensacola, FL 32502, or by telephone at +1 (516) 931-1090; or from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Ave 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1(212)-970-5150.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Huachen AI Parking Management Technology Holding Co., Ltd

Huachen AI Parking Management Technology Holding Co., Ltd is a Cayman Islands holding company with no operation on its own. The Company consolidates the financial results of its subsidiaries. We are a comprehensive smart parking solutions and equipment structural parts provider and conduct all our operations through our operating subsidiaries in China. The operating subsidiaries provide customized parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers’different parking needs, we manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Moreover, the operating subsidiaries offer design, repair, and maintenance services to ensure the continued functionality of our parking solutions.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company Info:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li
Email: ir@huachenai.com
Mobile: +852-95791074